Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156238

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

Dear Shareholders:

You recently received a joint proxy statement/prospectus dated February 4, 2009 relating to the special meetings of the shareholders of Republic First Bancorp, Inc. and Pennsylvania Commerce Bancorp, Inc. to consider and vote upon the proposed merger of Republic First with and into Pennsylvania Commerce.  The joint proxy statement/prospectus contained, among other important information regarding the companies, the meetings and the proposed merger, unaudited financial results for the quarter and year ended December 31, 2008.  This letter supplements the joint proxy statement/prospectus solely to reflect revised unaudited financial results for the quarter and year ended December 31, 2008 as reported by Republic First in a March 4, 2009 press release.  In the aggregate, the revisions reduce net income (loss) by $921,000.

These revisions have no impact on the merger agreement, any of its terms or the consideration to be received by Republic First shareholders as a result of the merger.  We continue to believe that the proposed merger of Pennsylvania Commerce and Republic First will create significant opportunities and value for our shareholders, customers, employees and communities, and is in the best interest of both of our companies.

This letter, together with the enclosed press release, constitute a supplement to the joint proxy statement/ prospectus.  The information set forth in the press release corrects and supersedes the information contained in the joint proxy statement/prospectus at page 12, under the caption “Recent Developments—Republic First,” and at pages 81 to 84, under the caption “—Republic First Earnings Release.”

You should rely only on the information contained in this supplement and, as corrected and superseded, in the joint proxy statement/prospectus.  If you have any questions about the shareholders’ meetings or the merger, or if you need additional copies of this supplement, the joint proxy statement/prospectus, or the proxy card, you should contact one of the following.

Pennsylvania Commerce shareholders: Pennsylvania Commerce Bancorp, Inc. 3801 Paxton Street Harrisburg, Pennsylvania 17111 Attention: Sherry Richart Telephone: (800) 653-6104	Republic First shareholders: Republic First Bancorp, Inc. 50 South 16th Street, Suite 2400 Philadelphia, Pennsylvania 19102 Attention: Linda Lewis Telephone: (215) 735-4422, ext. 5332

Your vote is very important.  We continue to expect to complete the merger during the second quarter of 2009.   Whether or not you plan to attend your shareholders’ meeting, please take the time to vote by completing and mailing your proxy card in accordance with the instructions on the card.  You may also vote over the Internet or by telephone in accordance with the instructions on your proxy card.  If you hold your shares in “street name,” you should vote in accordance with the instructions provided by your broker.

March 5, 2009
Gary L. Nalbandian Chairman, President and CEO Pennsylvania Commerce Bancorp, Inc.	Harry D. Madonna Chairman, President and CEO Republic First Bancorp, Inc.

NEWS RELEASE
FOR RELEASE IMMEDIATELY
Contact: Harry D. Madonna, CEO
(215) 735-9938

REPUBLIC FIRST BANCORP, INC.
REPORTS REVISED FOURTH QUARTER EARNINGS

Philadelphia, PA, March 4, 2009 – Republic First Bancorp, Inc. (NASDAQ:FRBK), (the “Company”) the holding company for Republic First Bank (PA), today reported revised fourth quarter earnings.  Due primarily to a net impairment charge of approximately $.09 per diluted share on a bank pooled trust preferred security, the Company reported a fourth quarter 2008 net loss of $416,000 or $.04 per diluted share, compared to previously reported fourth quarter 2008 net income of $505,000 or $.05 per diluted share.  The Company reported a net loss of $472,000 or $.04 per diluted share for 2008 compared to net income of $449,000 or $.04 per diluted share as previously reported.

Republic First Bank (PA) is a full-service, state-chartered commercial bank, whose deposits are insured by the Federal Deposit Insurance Corporation (FDIC).  The Bank provides diversified financial products through its twelve offices located in Abington, Ardmore, Bala Cynwyd, Plymouth Meeting, Media and Philadelphia, Pennsylvania and Voorhees, New Jersey.

The Company may from time to time make written or oral “forward-looking statements”, including statements contained in this release and in the Company's filings with the Securities and Exchange Commission.  These forward-looking statements include statements with respect to the Company's beliefs, plans, objectives, goals, expectations, anticipations, estimates, and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond the Company's control. The words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, and similar expressions are intended to identify forward-looking statements.  All such statements are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

# # #

Republic First Bancorp, Inc.
Selected Consolidated Financial Data
(Unaudited)

			At or for the				At or for the
			Three months ended				Twelve months ended
			%		%			%
(in thousands, except per share amounts)	12/31/08	9/30/08	Change	12/31/07	Change	12/31/08	12/31/07	Change
Income Statement Data:
Net interest income	$7,051	$7,618	-7%	$7,160	-2%	$28,895	$30,039	-4%
Provision for loan losses	1,601	43	3623%	165	870%	7,499	1,590	372%
Noninterest income (loss)	(931)	672	-239%	918	-201%	1,242	3,073	-60%
Total revenues	6,120	8,290	-26%	8,078	-24%	30,137	33,112	-9%
Noninterest operating expenses	5,370	6,008	-11%	5,598	-4%	23,887	21,364	12%
Provision (benefit) for income taxes	(435)	706	-162%	738	-159%	(777)	3,273	-124%
Net income (loss)	(416)	1,533	-127%	1,577	-126%	(472)	6,885	-107%
Per Common Share Data:
Net income (loss): Basic	$(0.04)	$0.14	-129%	$0.15	-127%	$(0.04)	$0.66	-106%
Net income (loss): Diluted	(0.04)	0.14	-129%	0.15	-127%	(0.04)	0.65	-106%
Book Value	$7.46	$7.47		$7.80		$7.46	$7.80
Weighted average shares outstanding:
Basic	10,623	10,581		10,320		10,503	10,390
Diluted	10,623	12,310		10,556		10,503	10,662
Balance Sheet Data:
Total assets	$951,980	$964,732	-1%			$951,980	$1,016,308	-6%
Loans (net)	774,673	764,245	1%			774,673	813,041	-5%
Allowance for loan losses	8,409	6,807	24%			8,409	8,508	-1%
Investment securities - AFS	83,032	86,345	-4%			83,032	83,659	-1%
Investment securities - HTM	198	203	-2%			198	282	-30%
Restricted stock	6,836	6,401	7%			6,836	6,358	8%
Federal funds sold	21,159	38,382	-45%			21,159	61,909	-66%
Total deposits	739,167	729,487	1%			739,167	780,855	-5%
Core deposits*	345,501	350,215	-1%			345,501	357,920	-3%
FHLB and overnight advances	102,309	125,682	-19%			102,309	133,433	-23%
Trust preferred	22,476	22,476	0%			22,476	11,341	98%
Stockholders' equity	79,327	79,257	0%			79,327	80,467	-1%
Capital:
Stockholders' equity to total assets	8.33%	8.22%				8.33%	7.92%
Leverage ratio	11.14%	11.02%				11.14%	9.44%
Risk based capital ratios:
Tier 1	12.26%	12.28%				12.26%	10.07%
Total Capital	13.26%	13.09%				13.26%	11.01%
Performance Ratios:
Cost of funds	2.51%	2.77%		4.20%		2.94%	4.36%
Deposit cost of funds	2.50%	2.69%		4.09%		2.92%	4.18%
Net interest margin	3.25%	3.48%		3.11%		3.28%	3.26%
Return on average assets	-0.18%	0.65%		0.65%		-0.05%	0.71%
Return on average total stockholders' equity	-2.08%	7.76%		7.88%		-0.60%	8.86%
Asset Quality
Net charge-offs to average loans outstanding	0.00%	0.00%				0.96%	0.14%
Nonperforming assets to total period-end assets	2.72%	1.64%				2.72%	2.55%
Allowance for loan losses to total period-end loans	1.07%	0.88%				1.07%	1.04%
Allowance for loan losses to nonperforming loans	49%	93%				49%	38%
Nonperforming assets to capital and reserves	30%	18%				30%	29%

* Core deposits exclude certificates of deposit

Republic First Bancorp, Inc. Average Balances and Net Interest Income
(unaudited)

	For the three months ended			For the three months ended			For the three months ended			For the twelve months ended			For the twelve months ended
	December 31, 2008			September 30, 2008			December 31, 2007			December 31, 2008			December 31, 2007
Interest-earning assets:
		Interest			Interest			Interest			Interest			Interest
(Dollars in thousands)	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Federal funds sold
and other interest-
earning assets	$7,863	$19	0.96%	$8,568	$45	2.09%	$12,439	$139	4.56%	$9,821	$218	2.22%	$13,923	$686	4.93%
Securities	94,903	1,321	5.57%	92,525	1,334	5.77%	87,240	1,316	5.98%	89,365	5,135	5.75%	95,715	5,752	6.01%
Loans receivable	767,597	11,025	5.71%	775,642	12,208	6.26%	823,751	15,018	7.23%	789,446	48,846	6.19%	820,380	62,184	7.58%
Total interest-earning assets	870,363	12,365	5.65%	876,735	13,587	6.17%	923,430	16,473	7.08%	888,632	54,199	6.10%	930,018	68,622	7.38%

Other assets	49,664			57,371			42,437			51,349			39,889

Total assets	$920,027			$934,106			$965,867			$939,981			$969,907

Interest-bearing liabilities:
Demand-non interest
bearing	$77,221			$71,990			$79,052			$76,671			$78,641
Demand interest-bearing	31,644	$44	0.55%	31,090	$68	0.87%	36,132	$101	1.11%	33,976	$327	0.96%	38,850	$428	1.10%
Money market & savings	230,668	1,487	2.56%	240,554	1,625	2.69%	241,357	2,566	4.22%	222,590	6,150	2.76%	266,706	11,936	4.48%
Time deposits	384,352	3,019	3.12%	381,820	3,216	3.35%	402,151	5,151	5.08%	397,740	14,844	3.73%	361,120	18,822	5.21%
Total deposits	723,885	4,550	2.50%	725,454	4,909	2.69%	758,692	7,818	4.09%	730,977	21,321	2.92%	745,317	31,186	4.18%
Total interest-bearing
deposits	646,664	4,550	2.80%	653,464	4,909	2.99%	679,640	7,818	4.56%	654,306	21,321	3.26%	666,676	31,186	4.68%

Other borrowings	109,608	714	2.59%	122,709	1,005	3.26%	115,121	1,427	4.92%	121,236	3,760	3.10%	133,122	7,121	5.35%

Total interest-bearing
liabilities	$756,272	$5,264	2.77%	$776,173	$5,914	3.03%	$794,761	$9,245	4.62%	$775,542	$25,081	3.23%	$799,798	$38,307	4.79%
Total deposits and
other borrowings	833,493	5,264	2.51%	848,163	5,914	2.77%	873,813	9,245	4.20%	852,213	25,081	2.94%	878,439	38,307	4.36%

Non interest-bearing
liabilities	7,034			7,393			12,628			8,459			13,734
Shareholders' equity	79,500			78,550			79,426			79,309			77,734
Total liabilities and
shareholders' equity	$920,027			$934,106			$965,867			$939,981			$969,907

Net interest income		$7,101			$7,673			$7,228			$29,118			$30,315
Net interest spread			2.88%			3.14%			2.46%			2.87%			2.59%

Net interest margin			3.25%			3.48%			3.11%			3.28%			3.26%

The above tables are presented on a tax equivalent basis.

Republic First Bancorp, Inc.
Summary of Allowance for Loan Losses and Other Related Data
(unaudited)

	Three months ended			Twelve months ended
(dollar amounts in thousands)	12/31/08	9/30/08	12/31/07	12/31/08	12/31/07

Balance at beginning of period	$6,807	$6,760	$8,791	$8,508	$8,058
Provisions charged to operating expense	1,601	43	165	7,499	1,590
	8,408	6,803	8,956	16,007	9,648

Recoveries on loans charged-off:
Commercial	-	2	-	119	81
Tax refund loans	-	8	27	77	283
Consumer	1	-	1	3	2
Total recoveries	1	10	28	199	366

Loans charged-off:
Commercial	-	-	(475)	(7,778)	(1,503)
Tax refund loans	-	-	-	-	-
Consumer	-	(6)	(1)	(19)	(3)

Total charged-off	-	(6)	(476)	(7,797)	(1,506)

Net charge-offs	1	4	(448)	(7,598)	(1,140)

Balance at end of period	$8,409	$6,807	$8,508	$8,409	$8,508

Net charge-offs as a percentage of
average loans outstanding	0.00%	0.00%	0.22%	0.96%	0.14%

Allowance for loan losses as a percentage of
period-end loans	1.07%	0.88%	1.04%	1.07%	1.04%

Republic First Bancorp, Inc.
Summary of Non-Performing Loans and Assets
(unaudited)

	December 31,	September 30,	June 30,	March 31,	December 31,
	2008	2008	2008	2008	2007
Nonaccrual loans:
Commercial real estate	$16,424	$6,369	$2,366	$2,427	$14,757
Construction	-	-	-	-	6,747
Consumer and other	909	918	780	640	776
Total nonaccrual loans	17,333	7,287	3,146	3,067	22,280

Loans past due 90 days or more
and still accruing	-	-	-	-	-
Renegotiated loans	-	-	-	-	-

Total nonperforming loans	17,333	7,287	3,146	3,067	22,280

Other real estate owned	8,580	8,580	14,245	16,378	3,681

Total nonperforming assets	$25,913	$15,867	$17,391	$19,445	$25,961

Nonperforming loans to total loans	2.21%	0.95%	0.40%	0.38%	2.71%

Nonperforming assets to total assets	2.72%	1.64%	1.84%	1.95%	2.55%

Nonperforming loan coverage	49%	93%	215%	331%	38%

Allowance for loan losses as a percentage
of total period-end loans	1.07%	0.88%	0.85%	1.27%	1.04%

Nonperforming assets/capital plus allowance for loan losses	30%	18%	20%	22%	29%